*39 Consecutive Years of Uninterrupted Dividends*
*15 Consecutive Years of Increased Dividends*



# URSTADT BIDDLE PROPERTIES INC.

2008 Annual Report



*Veteran's Plaza, New Milford, Connecticut*

**STOCK PRICES ARE ONLY OPINIONS. BUT DIVIDENDS ARE FACTS.**




09002481


(In Millions) Except Dividends
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Revenues
Funds From Operations
Common & Class A Dividends Paid
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08


URSTADT BIDDLE
PROPERTIES INC.

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our core properties consist of neighborhood and community shopping centers in the suburban areas of the northeastern United States with a primary concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey. Non-core assets consist of two industrial properties.

Class A Common Shares, Common Shares, Series C Preferred Shares and Series D Preferred Shares of the Company trade on the New York Stock Exchange under the symbols "**UBA**," "**UBP**," "**UBPPRC**" and "**UBPPRD**."

## 2008 Annual Report Contents

# SELECTED FINANCIAL DATA

(In thousands, except per share data)

| Year Ended October 31, | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Total Assets | **$506,117** | $471,770 | $451,350 | $464,439 | $394,917 |
| Mortgage Notes Payable | **$104,954** | $ 96,282 | $104,341 | $111,786 | $107,443 |
| Redeemable Preferred Stock | **$ 96,203** | $ 52,747 | $ 52,747 | $ 52,747 | $ 52,747 |
| **Operating Data:** | | | | | |
| Total Revenues | **$ 80,856** | $ 81,880* | $ 72,302 | $ 68,371 | $ 60,650 |
| Total Expenses and Minority Interest | **$ 52,649** | $ 49,630 | $ 48,708 | $ 46,134 | $ 39,729 |
| Income from Continuing Operations before Discontinued Operations | **$ 28,525** | $ 32,751 | $ 24,544 | $ 22,968 | $ 21,408 |
| **Per Share Data:** | | | | | |
| Net Income from Continuing Operations—Basic: | | | | | |
| Class A Common Stock | **$ .66** | $ .95 | $ .63 | $ .66 | $ .69 |
| Common Stock | **$ .60** | $ .86 | $ .56 | $ .60 | $ .63 |
| Net Income from Continuing Operations—Diluted: | | | | | |
| Class A Common Stock | **$ .64** | $ .93 | $ .61 | $ .64 | $ .68 |
| Common Stock | **$ .58** | $ .83 | $ .55 | $ .58 | $ .62 |
| Cash Dividends on: | | | | | |
| Class A Common Stock | **$ .95** | $ .92 | $ .90 | $ .88 | $ .86 |
| Common Stock | **$ .86** | $ .83 | $ .81 | $ .80 | $ .78 |
| **Total** | **$1.81** | $1.75 | $1.71 | $1.68 | $1.64 |
| **Other Data:** | | | | | |
| Net Cash Flow Provided by (Used in): | | | | | |
| Operating Activities | **$ 44,997** | $ 49,307 | $ 35,429 | $ 35,505 | $ 30,744 |
| Investing Activities | **$(33,694)** | $(19,457) | $(20,129) | $(61,348) | $ (2,416) |
| Financing Activities | **$(13,857)** | $(28,432) | $(38,994) | $ 26,397 | $(24,837) |
| Funds from Operations *(Note)* | **$ 30,444** | $ 37,062* | $ 28,848 | $ 29,355 | $ 29,813 |
| Common and Class A Dividends (as a percentage of Funds from Operations) | 80% | 64% | 80% | 76% | 72% |

*Note:* The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 27. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance. However, comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. For a further discussion of FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 27.

Total Revenues
(In thousands)


$60,650
$68,371
$72,302
$81,880*
$80,856
'04
'05
'06
'07
'08

Funds From Operations
(In thousands)


$29,813
$29,355
$28,848
$37,062*
$30,444
'04
'05
'06
'07
'08

Combined Dividends
Paid on Common and
Class A Common Shares
(Per share)


$1.64
$1.68
$1.71
$1.75
$1.81
'04
'05
'06
'07
'08

*Includes $6 million settlement of lease guarantee obligation.

# LETTER TO OUR STOCKHOLDERS



*Arcadian Shopping Center*
*Ossining, New York*



*Ferry Plaza*
*Newark, New Jersey*

The U.S. economy is facing challenges not previously experienced during our lifetimes. The Board of Directors and senior management of UBP have managed your Company in a way designed to endure through times like these and to enable us to take advantage of buying opportunities when they arise. Having been through down cycles before, we know the risks of leverage in development. We have always said, "Stock Prices are Only Opinions—but Dividends are Facts," and have managed the Company in a way that emphasizes steady, conservative growth. It is this philosophy that has enabled us to increase dividends, even during economic downturns. The graph on page 40 of this report illustrates investors' opinion of our strategy. While many publicly traded real estate companies have seen their market values recently cut in half, as of December 31, 2008 our total return to stockholders had a positive increase over the prior 12 months and our stock has been among the country's best performing REIT stocks for the prior 1, 3 and 5-year periods.

In 2008, we leased or renewed 303,000 square feet of space or 9% of our core portfolio of properties, and we invested a substantial portion of the proceeds from our successful $60 million preferred stock offering in income-producing real estate, including the purchase of two grocery-anchored neighborhood shopping centers in our target market.

In 2008, revenues increased nearly 4% to an all-time high of $80.9 million, when excluding the effect of the receipt, in fiscal 2007, of a $6 million lease guarantee settlement for a former tenant at The Dock shopping center. Funds from Operations declined one cent per share in 2008. Our FFO was negatively affected by approximately three cents per share as a result of a charge of $660,000 caused by the redemption of our Series B Preferred Stock during fiscal 2008. Most importantly, we have managed our balance sheet to ensure that we have ample resources to meet future capital needs. Only 11 of the Company's 44 properties are mortgaged and we believe that the limited debt maturing in the next year can be easily refinanced or



*Veteran's Plaza*
*New Milford, Connecticut*

*In 2008, we leased or renewed 303,000 square feet of space or 9% of our core portfolio of properties, and we invested a substantial portion of the proceeds from our successful $60 million preferred stock offering in income-producing real estate.*

repaid from our working capital or available lines of credit. This year we sold $60 million of perpetual preferred stock and entered into confirmed credit facilities totaling $80 million with two of the country's strongest banks, The Bank of New York Mellon and Wells Fargo Bank N.A., to provide ample resources to carry out our strategic goals for 2009 and 2010 in the event that the equity and mortgage markets are unavailable.

2009 may prove to be a challenging year due to the extreme stress that retailers are under; however, we believe your Company is well positioned to weather the storm and to capitalize on opportunities to buy properties that downturns in real estate cycles historically have created.

**Property Acquisitions**

We acquired two shopping centers this year. The first, Veteran's Plaza, is a 79,000 square foot shopping center located in New Milford, CT, with a successful 51,000 square foot Big Y supermarket anchor. Since the closing, we have entered into leases at the property to bring occupancy to 100%. The second, Ferry Plaza, is a 101,000 square foot shopping center located in the IronBound section of Newark, NJ, a solid blue collar community. The property is anchored by a strong 63,000 square foot Pathmark supermarket (now a division of A&P) and is 100% leased. We also purchased a single tenant property in Waldwick, NJ that is net leased to Rite Aid, a national chain of pharmacy stores. We are presently working on a potential redevelopment of the Waldwick property. Additionally, we purchased a package of two single-building properties in Westchester County, formerly occupied as Chase Manhattan bank branches. We entered into this purchase to gain control of one property that is adjacent to our Chilmark Shopping Center. We are presently in contract to sell the non-adjacent property.

The difficulties presently experienced by many real estate investors due to the tightening of credit, coupled with the effects on retailers by the drop in consumer spending,


WESTCHESTER COUNTY BOARD OF REALTORS

*Westchester Pavilion*
*White Plains, New York*





*The Westchester County Board of Realtors, Inc located in the Westchester Pavilion, White Plains, New York*

should cause shopping centers to be valued at higher yields in 2009. As we have stated in prior reports, we have been cautious in acquiring properties over the past few years because we felt that prices for properties generally were too high. We expect that 2009 will see a change in seller expectations and we believe we will be well positioned to acquire good properties in our target markets. We will continue to remain disciplined and look to buy properties that over the long term will contribute substantially to the cash flow and net asset value of the Company.

**Leasing and Operations**

This year, base rental revenues increased by 6.5%. The increase reflects favorable rental increases on new leases and renewals of existing tenant leases and recent property acquisitions, offset partially by a slight decline in occupancy rates. In 2008, we achieved an average rent increase of 23% on 97,000 square feet of new leases and an average rent increase of 5% on 206,000 square feet of renewal leases for existing tenants. The leased portion of our core portfolio fell by 1.8% to 94.5% at year end. The decline in occupancy was the result of bankruptcy filings by several of our tenants including KB Toys, Hancock Fabrics and Bombay Furniture, and downsizing by other tenants such as Borders Books. During 2008, we filled our largest vacancy with the opening of a 107,000 square foot BJ's Warehouse Club at The Dock Shopping Center in Stratford, CT. At the Arcadian Shopping Center in Ossining, NY, our anchor grocer Stop & Shop reopened for business in November in its brand new 65,000 square foot store. Also during the year, at the Westchester Pavilion in White Plains, NY, the Westchester County Board of Realtors opened for business in a new 16,000 square foot expansion of the facility.

**Outlook**

We expect 2009 to be a difficult year for leasing. Presently, the extreme slowdown in consumer spending and the lack of credit or equity available to retailers are causing many retailers to put the development of new stores on hold and to focus on surviving the current economic downturn. However, our properties are of high quality and well located in stable, upper-income communities and generally provide essential consumer goods and services. We expect


BJ'S

*The Dock Shopping Center*
*Stratford, Connecticut*

*In 2008, we were the only publicly traded shopping center REIT that produced a positive total return (dividend plus stock appreciation) to investors. Furthermore, we returned the third highest total return in 2008 among all 124 publicly traded REITs in all property type sectors. Only 12 of 124 publicly traded REITs produced a positive total return in 2008.*

that when the economy improves and demand for store space returns, our vacancies will be among the first to lease. Fortunately, we do not expect to be distracted by liquidity concerns during 2009 as are some of our competitors. Since we believe we have the resources for acquisitions, we are hopeful 2009 will be a good year.

In December 2008, your Board of Directors increased the annualized dividend rate on both the Common and the Class A Common Stock by one cent per share. The 2009 increase in the dividend rates represents the 15th consecutive year that your Board of Directors has approved an increase. We are proud that we have had a 39-year unbroken string of dividend payments and that your Company has the financial strength to enable the Board to increase the dividend in a year in which over 25% of other REITs have cut their dividends. The directors' decision to increase the rates this year reflects their confidence that the Company will weather the economic difficulties our country is experiencing.

Earlier this year, we were pleased to announce that Kevin J. Bannon, former Executive Vice President and Chief Investment Officer of The Bank of New York, joined our Board of Directors. We welcome the added depth of experience and understanding of the economy that Kevin brings to our Board. We also extend our thanks and best wishes to George M. ("Morry") Hubbard, Jr., Director Emeritus, one of the founding trustees of our predecessor, Hubbard Real Estate Investments, as Morry looks forward to a June celebration of his 100th birthday.

We appreciate the efforts of our highly capable staff and our supportive Board of Directors. We thank them and you our fellow shareholders for your continued confidence and support.

Sincerely yours,

| Willing L. Biddle<br>*President and*<br>*Chief Operating Officer* | Charles J. Urstadt<br>*Chairman and*<br>*Chief Executive Officer* |
|---|---|

January 15, 2009



URSTADT BIDDLE
PROPERTIES INC.

# Selected Core Properties

MASSACHUSETTS

CONNECTICUT

NEW YORK

NEW JERSEY

LONG ISLAND



1 ***Urstadt Biddle Properties Corporate Headquarters***
*Greenwich, Connecticut*


2 530 Old Post Road
Greenwich, Connecticut


2 7 Riversville Road
Greenwich, Connecticut


2 25 Valley Drive
Greenwich, Connecticut


3 Ridgeway Shopping Center
Stamford, Connecticut


4 Goodwives
Darien, Connecticut


5 Greens Farms Plaza
Westport, Connecticut


6 Ridgefield Center
Ridgefield, Connecticut


7 Airport Plaza
Danbury, Connecticut


8 Danbury Square
Danbury, Connecticut


9 Veteran's Plaza
New Milford, Connecticut


10 Starbucks Center
Monroe, Connecticut


11 The Dock
Stratford, Connecticut


12 Orange Meadows Shopping
Center, Orange, Connecticut


13 Townline Square
Meriden, Connecticut


14 Carmel ShopRite Center
Carmel, New York


15 Towne Centre Shopping
Center, Somers, New York


15 Somers Commons
Somers, New York


15 Heritage 202 Center
Somers, New York


STAPLES
16 Staples Plaza
Yorktown Heights, New York


17 Arcadian Shopping Center
Ossining, New York


18 Chilmark Shopping Center
Briarcliff Manor, New York


18 Chase Bank
Briarcliff Manor, New York


19 Westchester Pavilion
White Plains, New York


20 4 "Street Retail" Properties
Rye, New York


21 Shoppes at Eastchester
Eastchester, New York


22 Gristede's Center
Pelham Manor, New York


23 72nd & Main Street Shops
Queens, New York


24 Rite Aid Center
Waldwick, New Jersey


25 Emerson Shopping Plaza
Emerson, New Jersey


26 Valley Ridge Shopping Center
Wayne, New Jersey


27 Ferry Plaza
Newark, New Jersey


28 Five Town Plaza
Springfield, Massachusetts

# Investment Portfolio

(As of January 15, 2009)

## Urstadt Biddle Properties inc.

### Core Properties

UBP owns or has interests in forty-four retail properties and five office buildings which total 3,480,000 square feet.

| Location | Square Feet | Principal Tenants | Property Type |
|---|---|---|---|
| Stamford, Connecticut | 369,000 | Stop & Shop, Bed Bath & Beyond | Shopping center |
| Springfield, Massachusetts | 326,000 | Big Y, Burlington Coat, Best Fitness | Shopping center |
| Meriden, Connecticut | 316,000 | ShopRite, Old Navy | Shopping center |
| Stratford, Connecticut | 269,000 | BJ's Wholesale Club, Stop & Shop, Staples | Shopping center |
| Yorktown, New York | 200,000 | Staples, Bed Bath & Beyond | Shopping center |
| Danbury, Connecticut | 194,000 | Barnes & Noble, Christmas Tree Shops | Shopping center |
| White Plains, New York | 185,000 | Toys "Я" Us, The Sports Authority | Shopping center |
| Ossining, New York | 137,000 | Stop & Shop, Mandees | Shopping center |
| Somers, New York | 135,000 | Home Goods, New York Sports Club | Shopping center |
| Carmel, New York | 129,000 | ShopRite, Rite Aid | Shopping center |
| Wayne, New Jersey | 102,000 | A&P, PNC Bank | Shopping center |
| Newington, New Hampshire | 102,000 | Outback Steakhouse | Shopping center |
| Newark, New Jersey | 101,000 | Pathmark | Shopping center |
| Darien, Connecticut | 95,000 | Shaw's Supermarket | Shopping center |
| Emerson, New Jersey | 92,000 | ShopRite | Shopping center |
| New Milford, Connecticut | 79,000 | Big Y Supermarket | Shopping center |
| Somers, New York | 78,000 | CVS, US Post Office | Shopping center |
| Orange, Connecticut | 78,000 | Trader Joe's, LL Bean | Shopping center |
| Eastchester, New York | 70,000 | Food Emporium | Shopping center |
| Ridgefield, Connecticut | 51,000 | Chico's | Street retail |
| Rye, New York | 40,000 | Cosi | Street retail (4 buildings) |
| Westport, Connecticut | 39,000 | Pier One Imports | Shopping center |
| Briarcliff Manor, New York | 38,000 | Dress Barn, Radio Shack | Shopping center |
| Danbury, Connecticut | 33,000 | Fortunoff, Sleepy's | Shopping center |
| Ossining, New York | 29,000 | Westchester Community College | Shopping center |
| Pelham Manor, New York | 26,000 | Gristede's Supermarket | Shopping center |
| Queens, New York | 24,000 | Huntington Dental | Street retail (2 buildings) |
| Waldwick, New Jersey | 20,000 | Rite Aid | Retail—Single tenant |
| Somers, New York | 19,000 | Putnam County Savings Bank | Shopping center |
| Monroe, Connecticut | 10,000 | Starbucks | Shopping center |
| Bank Branches, New York | 6,000 | Vacant | Retail (2 buildings) |
| Greenwich, Connecticut | 59,000 | Little Friends, Urstadt Biddle Properties (Executive Offices) | 5 Office buildings |

### Non-Core Properties

UBP owns two industrial properties with a total of 447,000 square feet.

| Location | Square Feet | Principal Tenant | Property Type |
|---|---|---|---|
| Dallas, Texas | 255,000 | DaimlerChrysler | Parts distribution facility |
| St. Louis, Missouri | 192,000 | DaimlerChrysler | Parts distribution facility |

# FINANCIALS

CONTENTS

# Financial Statements

## Consolidated Balance Sheets

(In thousands, except share data)

| | October 31, 2008 | October 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Real Estate Investments: | | |
| Core properties—at cost | $566,889 | $521,476 |
| Non-core properties—at cost | 1,383 | 1,383 |
| | 568,272 | 522,859 |
| Less: Accumulated depreciation | (94,328) | (85,555) |
| | 473,944 | 437,304 |
| Mortgage note receivable | 1,241 | 1,305 |
| | 475,185 | 438,609 |
| Cash and cash equivalents | 1,664 | 4,218 |
| Restricted cash | 519 | 589 |
| Marketable securities | 897 | 1,740 |
| Tenant receivables | 17,782 | 16,588 |
| Prepaid expenses and other assets | 5,603 | 5,445 |
| Deferred charges, net of accumulated amortization | 4,467 | 4,581 |
| Total Assets | $506,117 | $471,770 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities:** | | |
| Unsecured revolving credit line | $ 5,100 | $ — |
| Secured revolving credit line | — | 12,200 |
| Mortgage notes payable | 104,954 | 96,282 |
| Accounts payable and accrued expenses | 606 | 3,970 |
| Deferred compensation—officers | 1,074 | 1,191 |
| Other liabilities | 8,513 | 7,438 |
| Total Liabilities | 120,247 | 121,081 |
| Minority interests | 9,370 | 3,739 |
| Redeemable Preferred Stock, par value $.01 per share; issued and outstanding 2,800,000 and 550,000 shares | 96,203 | 52,747 |
| Commitments and Contingencies | | |
| **Stockholders' Equity:** | | |
| 7.5% Series D Senior Cumulative Preferred Stock (liquidation preference of $25 per share); 2,450,000 shares issued and outstanding | 61,250 | 61,250 |
| Excess Stock, par value $.01 per share; 10,000,000 shares authorized; none issued and outstanding | — | — |
| Common Stock, par value $.01 per share; 30,000,000 shares authorized; 7,990,120 and 7,773,618 shares issued and outstanding | 80 | 77 |
| Class A Common Stock, par value $.01 per share; 40,000,000 shares authorized; 18,208,118 and 18,836,778 shares issued and outstanding | 183 | 188 |
| Additional paid in capital | 258,235 | 264,585 |
| Cumulative distributions in excess of net income | (39,181) | (31,077) |
| Accumulated other comprehensive income (loss) | (270) | 480 |
| Officer note receivable | — | (1,300) |
| Total Stockholders' Equity | 280,297 | 294,203 |
| Total Liabilities and Stockholders' Equity | $506,117 | $471,770 |

*The accompanying notes to consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Revenues** | | | |
| Base rents | $ 61,008 | $57,260 | $54,862 |
| Recoveries from tenants | 18,938 | 17,660 | 16,957 |
| Settlement of lease guarantee obligation | — | 6,000 | — |
| Lease termination income | 61 | 115 | 75 |
| Mortgage interest and other | 849 | 845 | 408 |
| Total Revenues | 80,856 | 81,880 | 72,302 |
| **Operating Expenses** | | | |
| Property operating | 12,937 | 12,109 | 11,666 |
| Property taxes | 12,059 | 10,926 | 10,262 |
| Depreciation and amortization | 14,374 | 13,442 | 13,073 |
| General and administrative | 5,853 | 4,979 | 4,981 |
| Directors' fees and expenses | 256 | 240 | 250 |
| Total Operating Expenses | 45,479 | 41,696 | 40,232 |
| **Operating Income** | 35,377 | 40,184 | 32,070 |
| **Non-Operating Income (Expense):** | | | |
| Interest expense | (7,012) | (7,773) | (8,287) |
| Interest, dividends and other investment income | 318 | 501 | 950 |
| **Minority Interests** | (158) | (161) | (189) |
| **Income from Continuing Operations before Discontinued Operations** | 28,525 | 32,751 | 24,544 |
| **Discontinued Operations:** | | | |
| Income from discontinued operations | — | 252 | 488 |
| Gains on sales of properties | — | 11,385 | — |
| **Income from Discontinued Operations** | — | 11,637 | 488 |
| **Net Income** | 28,525 | 44,388 | 25,032 |
| Preferred stock dividends | (11,718) | (9,342) | (9,342) |
| Redemption of Preferred Stock | (660) | — | — |
| **Net Income Applicable to Common and Class A Common Stockholders** | $ 16,147 | $35,046 | $15,690 |
| **Basic Earnings Per Share:** | | | |
| Per Common Share: | | | |
| Income from continuing operations | $.60 | $ .86 | $.56 |
| Income from discontinued operations | $— | $ .43 | $.02 |
| **Net Income Applicable to Common Stockholders** | $.60 | $1.29 | $.58 |
| Per Class A Common Share: | | | |
| Income from continuing operations | $.66 | $ .95 | $.63 |
| Income from discontinued operations | $— | $ .47 | $.02 |
| **Net Income Applicable to Class A Common Stockholders** | $.66 | $1.42 | $.65 |
| **Diluted Earnings Per Share:** | | | |
| Per Common Share: | | | |
| Income from continuing operations | $.58 | $ .83 | $.55 |
| Income from discontinued operations | $— | $ .42 | $.02 |
| **Net Income Applicable to Common Stockholders** | $.58 | $1.25 | $.57 |
| Per Class A Common Share: | | | |
| Income from continuing operations | $.64 | $ .93 | $.61 |
| Income from discontinued operations | $— | $ .46 | $.02 |
| **Net Income Applicable to Class A Common Stockholders** | $.64 | $1.39 | $.63 |
| **Dividends Per Share:** | | | |
| Common | $.86 | $ .83 | $.81 |
| Class A Common | $.95 | $ .92 | $.90 |

*The accompanying notes to consolidated financial statements are an integral part of these statements.*

## FINANCIAL STATEMENTS

### CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

| | Year Ended October 31, | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **Cash Flows from Operating Activities:** | | | |
| Net income | **$ 28,525** | $ 44,388 | $ 25,032 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization from continuing operations | **14,374** | 13,442 | 13,073 |
| Depreciation and amortization from discontinued operations | **—** | 40 | 170 |
| Straight-line rent adjustments | **(738)** | (889) | (1,227) |
| Provision for tenant credit losses | **749** | 539 | 200 |
| Restricted stock compensation expense | **1,713** | 2,071 | 2,007 |
| Change in value of deferred compensation arrangement | **(116)** | (9) | 71 |
| Gains on sale of properties | **—** | (11,385) | — |
| Gain on repayment of mortgage note receivable | **—** | — | (102) |
| Minority interests | **158** | 161 | 189 |
| Changes in operating assets and liabilities: | | | |
| Tenant receivables | **(1,204)** | 896 | (1,707) |
| Accounts payable and accrued expenses | **(187)** | (1,170) | (2,391) |
| Other assets and other liabilities, net | **1,654** | 1,223 | 116 |
| Restricted cash | **69** | — | (2) |
| **Net Cash Flow Provided by Operating Activities** | **44,997** | 49,307 | 35,429 |
| **Cash Flows from Investing Activities:** | | | |
| Acquisitions of real estate investments | **(23,893)** | (21,314) | (16,628) |
| Acquisition of limited partner interests in consolidated joint venture | **—** | (2,849) | — |
| Deposit on acquisitions of real estate investment | **(1,100)** | (424) | — |
| Improvements to properties and deferred charges | **(8,691)** | (8,098) | (5,251) |
| Net proceeds from sales of properties | **—** | 13,200 | — |
| Distributions to limited partners of consolidated joint ventures | **(158)** | (161) | (189) |
| Payments received on mortgage notes receivable | **63** | 56 | 765 |
| Redemption of marketable securities—net | **85** | 133 | 561 |
| Refund of escrow funds | **—** | — | 613 |
| **Net Cash Flow (Used in) Investing Activities** | **(33,694)** | (19,457) | (20,129) |
| **Cash Flows from Financing Activities:** | | | |
| Net proceeds from issuance of Series E Preferred stock | **57,972** | — | — |
| Redemption of Series B Preferred Stock | **(15,000)** | — | — |
| Proceeds from revolving credit line borrowings | **18,100** | 14,200 | 3,000 |
| Repayments on revolving credit line borrowings | **(25,200)** | (2,000) | (3,000) |
| Sales of additional shares of Common and Class A Common Stock | **943** | 809 | 876 |
| Principal repayments on mortgage notes payable | **(6,994)** | (8,059) | (7,445) |
| Repayment of officer note receivable | **1,300** | — | — |
| Dividends paid—Common and Class A Common Stock | **(24,251)** | (23,723) | (23,083) |
| Dividends paid—Preferred Stock | **(11,718)** | (9,342) | (9,342) |
| Repurchase of shares of Class A Common Stock | **(9,009)** | (317) | — |
| **Net Cash Flow (Used in) Financing Activities** | **(13,857)** | (28,432) | (38,994) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **(2,554)** | 1,418 | (23,694) |
| **Cash and Cash Equivalents at Beginning of Year** | **4,218** | 2,800 | 26,494 |
| **Cash and Cash Equivalents at End of Year** | **$ 1,664** | $ 4,218 | $ 2,800 |

*The accompanying notes to consolidated financial statements are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share data)

| | 7.5% Series D Preferred Stock | | Common Stock | | Class A Common Stock | | Additional Paid In Capital | Cumulative Distributions In Excess of Net Income | Accumulated Other Comprehensive Income | Unamortized Restricted Stock Compensation and Officer Note Receivable | Total Stock-holders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued | Amount | Issued | Amount | Issued | Amount | | | | | |
| **Balances—October 31, 2005** | 2,450,000 | $61,250 | 7,429,331 | $ 74 | 18,705,800 | $187 | $267,365 | $(35,007) | $499 | $(9,521) | $284,847 |
| Reversal of unamortized stock compensation upon adoption of SFAS No. 123R | — | — | — | — | — | — | (8,221) | — | — | 8,221 | — |
| Comprehensive Income: | | | | | | | | | | | |
| Net income applicable to Common and Class A common stockholders | — | — | — | — | — | — | — | 15,690 | — | — | 15,690 |
| Change in unrealized gains in marketable securities | — | — | — | — | — | — | — | — | 119 | — | 119 |
| Total comprehensive income | | | | | | | | | | | 15,809 |
| Cash dividends paid: | | | | | | | | | | | |
| Common stock ($0.81 per share) | — | — | — | — | — | — | — | (6,168) | — | — | (6,168) |
| Class A common stock ($0.90 per share) | — | — | — | — | — | — | — | (16,915) | — | — | (16,915) |
| Issuance of shares under dividend reinvestment plan | — | — | 30,810 | — | 15,431 | — | 769 | — | — | — | 769 |
| Exercise of stock options | — | — | 9,500 | — | 4,500 | — | 107 | — | — | — | 107 |
| Shares issued under restricted stock plan | — | — | 165,800 | 2 | 79,050 | 1 | (3) | — | — | — | — |
| Restricted stock compensation | — | — | — | — | — | — | 2,007 | — | — | — | 2,007 |
| **Balances—October 31, 2006** | 2,450,000 | 61,250 | 7,635,441 | 76 | 18,804,781 | 188 | 262,024 | (42,400) | 618 | (1,300) | 280,456 |
| Comprehensive Income: | | | | | | | | | | | |
| Net income applicable to Common and Class A common stockholders | — | — | — | — | — | — | — | 35,046 | — | — | 35,046 |
| Change in unrealized gains in marketable securities | — | — | — | — | — | — | — | — | (138) | — | (138) |
| Total comprehensive income | | | | | | | | | | | 34,908 |
| Cash dividends paid: | | | | | | | | | | | |
| Common stock ($0.83 per share) | — | — | — | — | — | — | — | (6,435) | — | — | (6,435) |
| Class A common stock ($0.92 per share) | — | — | — | — | — | — | — | (17,288) | — | — | (17,288) |
| Issuance of shares under dividend reinvestment plan | — | — | 32,377 | — | 12,444 | — | 790 | — | — | — | 790 |
| Exercise of stock options | — | — | — | — | 1,953 | — | 17 | — | — | — | 17 |
| Shares issued under restricted stock plan | — | — | 105,800 | 1 | 70,300 | — | — | — | — | — | 1 |
| Restricted stock compensation | — | — | — | — | — | — | 2,071 | — | — | — | 2,071 |
| Repurchases of Class A common stock | — | — | — | — | (21,200) | — | (317) | — | — | — | (317) |
| Forfeiture of restricted stock | — | — | — | — | (31,500) | — | — | — | — | — | — |
| **Balances—October 31, 2007** | 2,450,000 | 61,250 | 7,773,618 | 77 | 18,836,778 | 188 | 264,585 | (31,077) | 480 | (1,300) | 294,203 |
| Comprehensive Income: | | | | | | | | | | | |
| Net income applicable to Common and Class A common stockholders | — | — | — | — | — | — | — | 16,147 | — | — | 16,147 |
| Change in unrealized gains in marketable securities | — | — | — | — | — | — | — | — | (750) | — | (750) |
| Total comprehensive income | | | | | | | | | | | 15,397 |
| Cash dividends paid: | | | | | | | | | | | |
| Common stock ($0.86 per share) | — | — | — | — | — | — | — | (6,848) | — | — | (6,848) |
| Class A common stock ($0.95 per share) | — | — | — | — | — | — | — | (17,403) | — | — | (17,403) |
| Issuance of shares under dividend reinvestment plan | — | — | 43,636 | 1 | 14,765 | — | 907 | — | — | — | 908 |
| Exercise of stock options | — | — | 1,966 | — | 1,953 | — | 36 | — | — | — | 36 |
| Shares issued under restricted stock plan | — | — | 170,900 | 2 | 59,900 | 1 | (3) | — | — | — | — |
| Restricted stock compensation | — | — | — | — | — | — | 1,713 | — | — | — | 1,713 |
| Repurchases of Class A common stock | — | — | — | — | (623,278) | (6) | (9,003) | — | — | — | (9,009) |
| Forfeiture of restricted stock | — | — | — | — | (82,000) | — | — | — | — | — | — |
| Repayment of officer note receivable | — | — | — | — | — | — | — | — | — | 1,300 | 1,300 |
| **Balances—October 31, 2008** | 2,450,000 | $61,250 | 7,990,120 | $80 | 18,208,118 | $183 | $258,235 | $(39,181) | $(270) | $ — | $280,297 |

*The accompanying notes to consolidated financial statements are an integral part of these statements.*

## (1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business**

Urstadt Biddle Properties Inc. ("Company"), a real estate investment trust ("REIT"), is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2008, the Company owned or had interests in 44 properties containing a total of 3.9 million square feet of gross leasable area (GLA).

**Principles of Consolidation and Use of Estimates**

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates related to the valuation of real estate, depreciable lives, revenue recognition and the collectibility of tenant and notes receivable. Actual results could differ from these estimates.

**Federal Income Taxes**

The Company has elected to be treated as a REIT under Sections 856-860 of the Internal Revenue Code ("Code"). Under those sections, a REIT that, among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and has distributed all of its taxable income for the fiscal years through 2008 in accordance with the provisions of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109" ("FIN 48"), that defines a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of November 1, 2007. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of the adoption date or as of October 31, 2008. As such, the adoption of FIN 48 did not have any effect on the Company's financial condition or results of operations. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of October 31, 2008, the tax years 2004 through and including 2008 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

**Real Estate Investments**

All capitalizable costs related to the improvement or replacement of real estate properties are capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with SFAS No. 141, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

Above and below-market leases acquired are recorded at their fair value. The capitalized above-market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases and the capitalized below-market lease values are amortized as an increase to rental revenue over the remaining term of the respective leases. The value of in-place leases is based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during expected lease-up periods, current market conditions, and costs to execute similar leases. The value of in-place leases are amortized over the remaining term of the respective leases. If a tenant vacates its space prior to its contractual expiration date, any unamortized balance of their related intangible asset is recorded in the consolidated statement of income.

**Depreciation and Amortization**

The Company uses the straight-line method for depreciation and amortization. Core and non-core properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

**Property Held for Sale**

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires, among other things, that the assets and liabilities and the results of operations of the Company's properties that have been sold or otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements. If significant to financial statement presentation, the Company classifies properties as held for sale that are under contract for sale and are expected to be sold within the next 12 months.

**Deferred Charges**

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the terms of the respective agreements). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $3,001,000 and $2,708,000 as of October 31, 2008 and 2007, respectively.

**Asset Impairment**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value.

**Revenue Recognition**

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. At October 31, 2008 and 2007, approximately $10,817,000 and $10,078,000, respectively, has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts received by the Company from its tenants are recognized as income in the period received. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under generally accepted accounting principles have been met.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables (including an allowance for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable) which is estimated to be uncollectible. Such allowances are reviewed periodically. At October 31, 2008 and 2007, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $2,177,000 and $1,946,000, respectively. During the years ended October 31, 2008, 2007 and 2006, the Company provided $749,000, $539,000 and $200,000, respectively, for uncollectible amounts, which is recorded in the accompanying consolidated statement of income as a reduction of base rental revenue.

**Cash Equivalents**

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

**Restricted Cash**

Restricted cash consists of those tenant security deposits and replacement and other reserves required by agreement with certain of the Company's mortgage lenders for property level capital requirements that are required to be held in separate bank accounts.

**Marketable Securities**

Marketable securities consist of short-term investments and marketable equity securities. Short-term investments (consisting of investments with original maturities of greater than three months when purchased) and marketable equity securities are carried at fair value. The Company has classified marketable securities as available for sale. Unrealized gains and (losses) on available for sale securities are recorded as other comprehensive income (loss) in stockholders' equity. For the year ended October 31, 2006, gains on sales of marketable securities, determined based on specific identification, amounted to $122,000 (none in fiscal 2008 and 2007).

As of October 31, 2008, all of the Company's marketable securities consisted of REIT Common and Preferred Stocks. At October 31, 2008, the Company has recorded a net unrealized loss on available for sale securities in the amount of $270,000. The Company deems this loss to be temporary. If and when the Company deems the unrealized losses to be other than temporary, unrealized losses will be realized and reclassified into earnings. The net unrealized loss at October 31, 2008 is detailed below (In thousands):

| Description: | Fair Market Value | Cost Basis | Net Unrealized Gain/(Loss) | Gross Unrealized Gains | Gross Unrealized (Loss) | Period securities have been in loss position |
|---|---|---|---|---|---|---|
| REIT Common and Preferred Stocks | $897 | $1,167 | $(270) | $169 | $(439) | Less than 12 months |

**Comprehensive Income**

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains or losses on marketable securities. At October 31, 2008 and 2007, other comprehensive income (loss) consists of net unrealized gains (losses) of $(270,000) and of $480,000, respectively. Unrealized gains and losses included in other comprehensive income will be reclassified into earnings as gains and losses are realized.

**Fair Value of Financial Instruments**

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair values because of the short-term nature of these instruments.

The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2008 and 2007, the estimated aggregate fair value of the mortgage notes receivable was $814,000 and $959,000, respectively.

The estimated fair value of mortgage notes payable was $102,440,000 and $94,780,000 at October 31, 2008 and 2007, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

**Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with retenanting the space. There is no dependence upon any single tenant.

**Earnings Per Share**

The Company calculates basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Numerator** | | | |
| Net income applicable to common stockholders—basic | $ 4,162 | $ 8,800 | $ 3,871 |
| Effect of dilutive securities: | | | |
| Stock awards and operating partnership units | 125 | 324 | 220 |
| Net income applicable to common stockholders—diluted | $ 4,287 | $ 9,124 | $ 4,091 |
| **Denominator** | | | |
| Denominator for basic EPS—weighted average common shares | 6,990 | 6,845 | 6,662 |
| Effect of dilutive securities: | | | |
| Restricted stock and other awards | 361 | 448 | 482 |
| Operating partnership units | — | — | 55 |
| Denominator for diluted EPS—weighted average common equivalent shares | 7,351 | 7,293 | 7,199 |
| **Numerator** | | | |
| Net income applicable to Class A common stockholders—basic | $11,985 | $26,246 | $11,819 |
| Effect of dilutive securities: | | | |
| Stock awards and operating partnership units | (125) | (324) | — |
| Net income applicable to Class A common stockholders—diluted | $11,860 | $25,922 | $11,819 |
| **Denominator** | | | |
| Denominator for basic EPS—weighted average Class A common shares | 18,223 | 18,419 | 18,312 |
| Effect of dilutive securities: | | | |
| Restricted stock and other awards | 185 | 275 | 306 |
| Operating partnership units | — | — | 55 |
| Denominator for diluted EPS—weighted average Class A common equivalent shares | 18,408 | 18,694 | 18,673 |

**Stock-Based Compensation**

The Company accounts for its stock-based compensation plans under FASB Statement No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires that compensation expense be recognized based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date.

**Segment Reporting**

The Company operates in one industry segment, ownership of commercial real estate properties which are located principally in the northeastern United States. The Company does not distinguish its property operations for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes.

**Recently Issued Accounting Pronouncements**

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. The Company is currently evaluating the impact of adopting the statement, which is effective for fiscal years beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles) and any noncontrolling interests in the acquired entity. The Company is currently evaluating the impact of adopting the statement, which is effective for fiscal years beginning on or after December 15, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The statement applies to accounting pronouncements that require or permit fair value measurements, except for share-based payments transactions under SFAS No. 123R and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe adoption of SFAS No. 157 will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159") which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes from similar types of assets and liabilities. The statement does not eliminate the disclosure requirements of other accounting standards, including requirements for disclosures about fair value measurements in SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," and SFAS No. 157. The Company is currently evaluating the impact of adopting the statement, which becomes effective for fiscal years beginning after November 15, 2007.

## (2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2008 and 2007 (in thousands):

| | Core Properties | Non-Core Properties | Mortgage Notes Receivable | 2008 Totals | 2007 Totals |
|---|---|---|---|---|---|
| Retail | $465,690 | $ — | $1,241 | $466,931 | $430,482 |
| Office | 7,621 | — | — | 7,621 | 7,401 |
| Industrial | — | 633 | — | 633 | 726 |
| | $473,311 | $633 | $1,241 | $475,185 | $438,609 |

The Company's investments at October 31, 2008 consisted of equity interests in 44 properties, which are located in various regions throughout the United States and one mortgage note receivable. The Company's primary investment focus is neighborhood and community shopping centers located in the northeastern United States. These properties are considered core properties of the Company. The remaining properties are located outside of the northeastern United States and are considered non-core properties. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations. The following is a summary of the geographic locations of the Company's investments at October 31, 2008 and 2007 (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Northeast | $473,311 | $436,578 |
| Midwest | 633 | 726 |
| Southwest | 1,241 | 1,305 |
| | $475,185 | $438,609 |

## (3) CORE PROPERTIES

The components of core properties were as follows (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Land | $104,032 | $ 94,930 |
| Buildings and improvements | 462,857 | 426,546 |
| | 566,889 | 521,476 |
| Accumulated depreciation | (93,578) | (84,898) |
| | $473,311 | $436,578 |

Space at the Company's core properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Minimum rental payments on non-cancelable operating leases totaling $397,310,000 become due as follows: 2009—$57,955,000; 2010—$53,968,000; 2011—$49,946,000; 2012—$44,045,000; 2013—$34,960,000 and thereafter—$156,436,000.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1% of consolidated revenues in each of the three years ended October 31, 2008.

**Owned Properties**

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey (Waldwick) for $6.3 million including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million including closing costs.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut (Veteran's Plaza) for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2008 consolidated cash flow statement.

In May 2008, the Company paid a $750,000 deposit on a contract to purchase an equity interest in a joint venture which owns a 237,000 square foot shopping center in Westchester County, New York. In November 2008, the Company negotiated a termination of the contract and forfeited $150,000 of the contract deposit. The $150,000 plus capitalized acquisition costs in the amount of $66,000 have been expensed in the fiscal 2008 consolidated statement of income.

In October 2008, the Company paid a $500,000 deposit on a contract to purchase an office building in Greenwich, Connecticut. In November of 2008, the Company terminated the contract during the due diligence period and received its contract deposit back in December of 2008.

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut ("Monroe") for approximately $3.8 million, including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza ("Emerson"), a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. The former tenant's lease obligations were guaranteed through 2016 by a corporate guarantor whereby the guarantor was released from its obligations in exchange for a payment of $6 million. The payment and release of guaranty were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the Company recorded the guaranty payment as income in fiscal 2007.

In May 2007, the Company acquired, by contribution, a 20% economic interest in a general partnership which owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties into a newly formed limited liability company ("LLC"). As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2008. The Company has recorded the non-controlling member's share of the net assets of the LLC of $546,000 in Minority Interests, in the accompanying October 31, 2008 consolidated balance sheet. The amount recorded for minority interest represents a non-cash investing activity and is therefore not included in the accompanying 2007 consolidated statement of cash flows. The Company has among other things, guaranteed a preferential return to the other member of the LLC of $38,000 per annum.

In March 2006, the Company acquired three retail properties totaling 50,000 square feet of GLA located in Pelham, New York and Queens, New York ("Pelham Properties"). The three properties were acquired for an aggregate purchase price of $16.6 million.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements) and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with SFAS No. 141. The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above. The above-market and below-market lease intangibles are amortized to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to the lease would be immediately recognized in operations.

During fiscal 2008, the Company completed its evaluation of the acquired leases at Waldwick and Ferry Plaza. As a result of its evaluations, the Company has allocated a total of $94,000 to an asset associated with the net fair value assigned to the acquired leases at the properties, which amount represents a non-cash investing activity and is therefore not included in the accompanying 2008 consolidated statement of cash flows. The Company is currently in the process of analyzing the fair value of in-place leases for Veteran's Plaza. Consequently, no value has yet been assigned to the leases. Accordingly, the purchase price allocation is preliminary and may be subject to change.

For the years ended October 31, 2008, 2007 and 2006, the net amortization of above-market and below-market leases amounted to $50,000, $241,000 and $211,000, respectively, which amounts are included in base rents in the accompanying consolidated statements of income.

In fiscal 2008, the Company incurred costs of approximately $8.7 million related to capital improvements to its properties and leasing costs.

**Consolidated Joint Ventures**

In April 2008, the Company through a subsidiary, which is the sole general partner, acquired a 60% interest in UB Ironbound, LP, ("Ironbound"), a newly formed limited partnership that acquired by contribution a 101,000 square foot shopping center in Newark, New Jersey (Ferry Plaza), valued at $26.3 million, including transaction costs of approximately $297,000 and the assumption of an existing first mortgage loan on the property at its estimated fair value of $11.9 million at a fixed interest rate of 6.15%. The Company's net investment in Ironbound amounted to $8.6 million. The partnership agreement provides for the partners to receive an annual cash preference from available cash of the partnership. Any unpaid preferences accumulate and are paid from future available cash, if any. The general partner's cash preferences are paid after the limited partner's preferences are satisfied. The balance of available cash, if any, is distributed in accordance with the respective partners' interests. Upon liquidation, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partners' interests. The limited partner is not obligated to make any additional capital contributions to the partnership. Ironbound has a defined termination date of December 31, 2099. The Company has retained an affiliate of the limited partner to provide management and leasing services for the property through October 2016 for an annual fee equal to two percent of rental income collected.

The assumption of the $11.9 million first mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2008 consolidated statement of cash flows. The limited partner interests in Ironbound are reflected in the accompanying consolidated 2008 balance sheet as Minority Interests in the amount of $5.6 million, which approximates the fair market value of the limited partner interest in Ironbound at October 31, 2008.

The Company is the general partner in another consolidated limited partnership which owns a shopping center. The limited partnership has a defined termination date of December 31, 2097. The partners are entitled to receive an annual cash preference payable from available cash of the partnership. Any unpaid preferences accumulate and are paid from future cash, if any. The limited partners' cash preferences are paid after the general partner's preferences are satisfied. The balance of available cash, if any, is distributed in accordance with the respective partner's interests. Upon liquidation of the partnership, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partnership interests. The partners are not obligated to make any additional capital contributions to the partnership. The Company had retained an affiliate of one of the limited partners to provide management and leasing services to the property at an annual fee of $125,000 through June 2007. The limited partner interest is reflected in the accompanying consolidated financial statements as Minority Interests.

In August 2007, the Company purchased all of the limited partner interests in another consolidated partnership, in which the Company was the sole general partner for $2.8 million. As a result of the purchase, the partnership was terminated and the property is now directly owned by the Company.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The FASB deferred the classification and measurement provisions of SFAS No. 150 that apply to certain mandatory redeemable non-controlling interests. This deferral is expected to remain in effect while these provisions are further evaluated by the FASB. The Company has two finite life joint ventures, which contain mandatory redeemable non-controlling interests. At October 31, 2008, the estimated fair value of the minority interests was approximately $10 million. The joint ventures have termination dates of December 31, 2097 and December 31, 2099.

## (4) NON-CORE PROPERTIES

At October 31, 2008, the non-core properties consist of two industrial properties located outside of the Northeast region of the United States. The Board of Directors has authorized management, subject to its approval of any contract for sale, to sell the non-core properties of the Company over a period of several years in furtherance of the Company's objectives to focus on northeast properties.

The components of non-core properties were as follows (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Land | $ 450 | $ 450 |
| Buildings and improvements | 934 | 933 |
| | 1,384 | 1,383 |
| Accumulated depreciation | (751) | (657) |
| | $ 633 | $ 726 |

Minimum rental payments on non-cancelable operating leases of the non-core properties totaling $5,573,000 become due as follows: 2009—$1,840,000; 2010—$1,840,000; 2011—$1,266,000; 2012—$627,000.

## (5) DISCONTINUED OPERATIONS

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 requires, among other things, that the results of operations of properties sold or that otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements.

In fiscal 2007, the Company sold a non-core retail property, in Tempe, Arizona, for a sale price of $13.2 million, resulting in a gain on sale of the property of approximately $11.4 million.

The operating results for the sold property have been classified as discontinued operations in the accompanying fiscal 2007 and 2006 consolidated financial statements. Revenues from discontinued operations were approximately $320,000 and $747,000 for the years ended October 31, 2007 and 2006, respectively.

## (6) MORTGAGE NOTES RECEIVABLE

At October 31, 2008, mortgage notes receivable consisted of one fixed rate mortgage with a contractual interest rate of 9%. The mortgage note matures in 2013 and is secured by a retail property. Interest is recognized on the effective yield method. The mortgage note is recorded at a discounted amount which reflects the market interest rate at the time of acceptance of the note. At October 31, 2008, the remaining unamortized discount was $115,000.

At October 31, 2008, principal payments on the mortgage note receivable become due as follows: 2009—$98,000; 2010—$108,000; 2011—$118,000; 2012—$129,000; and thereafter—$903,000.

## (7) MORTGAGE NOTES PAYABLE AND BANK LINES OF CREDIT

At October 31, 2008, mortgage notes payable are due in installments over various periods to fiscal 2019 at effective rates of interest ranging from 5.09% to 7.78% and are collateralized by real estate investments having a net carrying value of $199,087,000.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

| | Scheduled Amortization | Principal Repayments | Total |
|---|---|---|---|
| 2009 | $ 1,780 | $15,402 | $ 17,182 |
| 2010 | 1,452 | 5,155 | 6,607 |
| 2011 | 1,474 | 11,817 | 13,291 |
| 2012 | 1,364 | 3,790 | 5,154 |
| 2013 | 1,259 | 3,190 | 4,449 |
| Thereafter | 6,027 | 52,244 | 58,271 |
| | $13,356 | $91,598 | $104,954 |

The Company has a $50 million Unsecured Revolving Credit Agreement (the "Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Facility can be used for, among other things, acquisitions, working capital, capital expenditures, repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of Eurodollar plus 0.85% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company will pay an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios.

In April 2008, borrowings under the Facility were used to refinance an existing mortgage note payable, which was secured by the Company's Staples property in the amount of $7.9 million. In conjunction with that transaction, the mortgage was assigned to the lender of the Facility and as a result $7.9 million of the outstanding balance of $13.0 million on the Facility is shown as a mortgage note payable on the accompanying October 31, 2008 consolidated balance sheet. Interest on outstanding borrowings under the Facility is currently accruing at approximately 1.35% per annum.

The Company also has a Secured Revolving Credit Facility with The Bank of New York Mellon (the "Secured Credit Facility"). The Secured Credit Facility provides for borrowings of up to $30 million. The maturity date of the Facility is April 15, 2011 and is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at The Bank of New York Mellon's prime lending rate plus 0.50% or the Eurodollar rate plus 1.75%. The Secured Credit Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company pays an annual fee of 0.25% on the unused portion of the Secured Credit Facility. The Secured Credit Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes. At October 31, 2008, there were no outstanding borrowings on the Secured Credit Facility.

Interest paid in the years ended October 31, 2008, 2007 and 2006 was approximately $7.0 million, $7.8 million and $8.5 million, respectively.

## (8) REDEEMABLE PREFERRED STOCK

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. At October 31, 2008, the Company had issued and outstanding 400,000 shares of Series C Senior Cumulative Preferred Stock (Series C Preferred Stock), 2,450,000 shares of Series D Senior Cumulative Preferred Stock (Series D Preferred Stock) (see Note 9) and 2,400,000 shares of Series E Senior Cumulative Preferred Stock (Series E Preferred Stock).

The following table sets forth the details of the Company's redeemable preferred stock as of October 31, 2008 and 2007 (amounts in thousands, except share data):

| | October 31, | |
|---|---|---|
| | 2008 | 2007 |
| 8.99% Series B Senior Cumulative Preferred Stock; liquidation preference of $100 per share; issued and outstanding -0- and 150,000 shares | $ — | $14,341 |
| 8.50% Series C Senior Cumulative Preferred Stock; liquidation preference of $100 per share; issued and outstanding 400,000 shares | 38,406 | 38,406 |
| 8.50% Series E Senior Cumulative Preferred Stock; liquidation preference of $25 per share; issued and outstanding 2,400,000 and -0- shares | 57,797 | — |
| Total Redeemable Preferred Stock | $96,203 | $52,747 |

On March 13, 2008, the Company sold 2,400,000 shares of a new issue of 8.50% Series E Senior Cumulative Preferred Stock ("Series E Preferred Stock") for net proceeds of $57.8 million. The Series E Preferred Stock entitles the holders thereof to cumulative cash dividends payable quarterly in arrears at the rate of 8.5% per annum on the $25 per share liquidation preference.

In conjunction with the sale of the Series E Preferred Stock, on March 14, 2008, the Company redeemed all 150,000 shares outstanding of its Series B Preferred Stock for the redemption price in the amount of $15.0 million. As a result of the redemption, the $660,000 excess of the redemption price of the preferred shares paid over the carrying amount of the shares is included in the accompanying consolidated statement of income for year ended October 31, 2008 as a reduction of income available to Common and Class A Common shareholders.

The Series E Preferred Stock and Series C Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into other securities or property of the Company. Commencing May 2010 (Series C Preferred Stock) and March 2013 (Series E Preferred Stock), the Company, at its option, may redeem the preferred stock issues, in whole or in part, at a redemption price equal to the liquidation preference per share, plus all accrued and unpaid dividends.

Upon a change in control of the Company (as defined), each holder of Series C Preferred Stock and Series E Preferred Stock has the right, at such holder's option, to require the Company to repurchase all or any part of such holder's stock for cash at a repurchase price equal to the liquidation preference per share plus all accrued and unpaid dividends.

The Series C Preferred Stock and Series E Preferred Stock contain covenants that require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of both Preferred Stock series are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the preferred stockholders will be entitled to elect two directors. The Company was in compliance with such covenants at October 31, 2008.

As the holders of the Series C Preferred Stock and Series E Preferred Stock only have a contingent right to require the Company to repurchase all or part of such holder's shares upon a change of control of the Company (as defined), the Series C Preferred Stock and Series E Preferred Stock are classified as redeemable equity instruments as a change in control is not certain to occur.

## (9) STOCKHOLDERS' EQUITY

The Series D Preferred Stock has no maturity and is not convertible into any other security of the Company. The Series D Preferred Stock is redeemable at the Company's option on or after April 12, 2010 at a price of $25 per share plus accrued and unpaid dividends. Underwriting commissions and costs incurred in connection with the sale of the Series D Preferred Stock are reflected as a reduction of additional paid in capital.

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

The Company has a Dividend Reinvestment and Share Purchase Plan as amended (the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2008, the Company issued 43,636 shares of Common Stock and 14,765 shares of Class A Common Stock (32,377 shares of Common Stock and 12,444 shares of Class A Common Stock in fiscal 2007) through the DRIP. As of October 31, 2008, there remained 133,692 shares of common stock and 466,820 shares of Class A common stock available for issuance under the DRIP.

The Company has a stockholder rights agreement that expires on November 11, 2018. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly-established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's Common Shares, or announces an offer, the consummation of which would result in such person or group owning 30% or more of the then outstanding Common Shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically shall be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends. In March 2008, the Board of Directors of the Company granted an irrevocable waiver to the 7.5% limit to the purchaser and any subsequent owners of the Series E Preferred Stock.

In a prior year, the Board of Directors of the Company approved a share repurchase program ("Program") for the repurchase of up to 500,000 shares of Common Stock and Class A Common Stock in the aggregate. On March 6, 2008, the Board of Directors amended the Program to allow the Company to repurchase up to 1,000,000 shares of Common and Class A Common stock in the aggregate. In December 2008, the Board of Directors further amended the Program to allow the Company to repurchase up to 1,500,000 shares of Common and Class A Common stock in the aggregate. In addition, the Board of Directors amended the Program to allow the Company to repurchase shares of the Company's Series C and Series D Senior Cumulative Preferred Stock (Preferred Stock) in open-market transactions. During fiscal 2008 and 2007, the Company repurchased 623,278 shares of Class A Common Stock at an aggregate price of $9.0 million and 21,200 shares of Class A Common Shares at an aggregate repurchase price of $317,000, respectively. As of October 31, 2008, the Company had repurchased 3,600 shares of Common Stock and 685,878 shares of Class A Common Stock under the repurchase program. The Company has yet to repurchase any Preferred Stock under the Program.

## (10) STOCK COMPENSATION AND OTHER BENEFIT PLANS

**Restricted Stock Plan**

In March 2008, the stockholders of the Company approved an amendment to the restricted stock plan for key employees and directors of the Company. The restricted stock plan ("Plan") provides for the grant of up to 2,350,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 1,650,000 shares, which at the discretion of the Company's compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

Prior to November 1, 2005, the grant date fair value of nonvested restricted stock awards was expensed over the explicit stock award vesting periods. Such awards provided for continued vesting after retirement. Upon adoption of SFAS No. 123R, the Company changed its policy for recognizing compensation expense for restricted stock awards to the earlier of the explicit vesting period or the date a participant first becomes eligible for retirement. For nonvested restricted stock awards granted prior to the adoption of SFAS No.123R, the Company continues to recognize compensation expense over the explicit vesting periods and accelerates any remaining unrecognized compensation cost when a participant actually retires.

Had compensation expense for nonvested restricted stock awards issued prior to November 1, 2005 been determined based on the date a participant first becomes eligible for retirement, the Company's income from continuing operations in the three-year period ended October 31, 2008 would have been as follows (amounts in thousands, except per share):

| | Year Ended October 31, | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| Income from continuing operations, as reported | **$16,147** | $23,409 | $15,202 |
| Adjustment to compensation expense had SFAS No. 123R been adopted prior to November 1, 2005 | **295** | 428 | 551 |
| Pro forma income from continuing operations | **$16,442** | $23,837 | $15,753 |
| Pro forma earnings per share from continuing operations: | | | |
| Basic: | | | |
| Common share | **$.61** | $.87 | $.58 |
| Class A Common share | **$.67** | $.97 | $.65 |
| Diluted: | | | |
| Common share | **$.59** | $.85 | $.57 |
| Class A Common share | **$.66** | $.94 | $.64 |

In January 2008, the Company awarded 170,900 shares of Common Stock and 59,900 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants was $3.4 million. As of October 31, 2008, there remained a total of $11.1 million of unrecognized restricted stock compensation related to outstanding nonvested restricted stock grants awarded under the Plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 5.8 years. For the years ended October 31, 2008, 2007 and 2006, amounts charged to compensation expense totaled $1,713,000, $2,071,000 and $2,007,000, respectively.

A summary of the status of the Company's nonvested restricted stock awards as of October 31, 2008, and changes during the year ended October 31, 2008 are presented below:

| | Common Shares | | Class A Common Shares | |
|---|---|---|---|---|
| | Shares | Weighted-Average Grant Date Fair Value | Shares | Weighted-Average Grant Date Fair Value |
| Nonvested at November 1, 2007 | 897,400 | $14.16 | 423,350 | $13.90 |
| Granted | 170,900 | $14.77 | 59,900 | $15.20 |
| Vested | (106,550) | $11.73 | (80,050) | $11.03 |
| Forfeited | — | $ — | (82,000) | $16.40 |
| Nonvested at October 31, 2008 | 961,750 | $14.54 | 321,200 | $14.21 |

**Stock Option Plan**

Prior to December 2007, the Company had a stock option plan whereby shares of Common Stock and Class A Common Stock were reserved for issuance to key employees and Directors of the Company. In December 2007, the Board of Directors approved the termination of the stock option plan. There were no grants of stock options in each of the three years ended October 31, 2008. At October 31, 2008, there were outstanding stock options to purchase 2,000 shares of Common Stock and 2,000 shares of Class A Common Stock.

In connection with the exercise in a prior year of stock options granted to an officer under the Company's stock option plan (terminated in 2007), the officer executed a full recourse promissory note equal to the purchase price of the shares. The note receivable in the amount of $1,300,000 was repaid in full in December 2007.

**Profit Sharing and Savings Plan**

The Company has a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company made contributions on behalf of eligible employees. For the years ended October 31, 2008, 2007 and 2006, the Company made contributions to the 401K Plan of $140,000, $140,000 and $149,000, respectively. The Company also has an Excess Benefit and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

## (11) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

At October 31, 2008, the Company had commitments of approximately $1,186,000 for tenant-related obligations.

## (12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2008 and 2007 are as follows (in thousands, except per share data):

| | Year Ended October 31, 2008 | | | | Year Ended October 31, 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | Quarter Ended | | | | Quarter Ended | | | |
| | Jan 31 | Apr 30 | July 31 | Oct 31 | Jan 31 | Apr 30 | July 31 | Oct 31 |
| Revenues (1) | $19,431 | $20,564 | $20,235 | $20,626 | $19,310 | $25,163 | $19,138 | $18,269 |
| Income from Continuing Operations | $ 6,828 | $ 7,610 | $ 7,592 | $ 6,495 | $ 7,149 | $12,624 | $ 6,519 | $ 6,459 |
| Net Income | $ 6,828 | $ 7,610 | $ 7,592 | $ 6,495 | $ 7,149 | $24,168 | $ 6,519 | $ 6,552 |
| Preferred Stock Dividends | (2,336) | (2,835) | (3,274) | (3,273) | (2,336) | (2,335) | (2,336) | (2,335) |
| Redemption of Preferred Stock | — | (660) | — | — | — | — | — | — |
| Net Income Applicable to Common and Class A Common Stockholders (2) | $ 4,492 | $ 4,115 | $ 4,318 | $ 3,222 | $ 4,813 | $21,833 | $ 4,183 | $ 4,217 |
| Per Share Data: | | | | | | | | |
| Net Income from Continuing Operations—Basic: | | | | | | | | |
| Class A Common Stock | $.18 | $.17 | $.18 | $.13 | $.20 | $.42 | $.17 | $.16 |
| Common Stock | $.16 | $.15 | $.16 | $.12 | $.18 | $.38 | $.15 | $.15 |
| Net Income from Continuing Operations—Diluted: | | | | | | | | |
| Class A Common Stock | $.18 | $.16 | $.17 | $.13 | $.19 | $.41 | $.17 | $.16 |
| Common Stock | $.16 | $.15 | $.16 | $.12 | $.17 | $.37 | $.15 | $.14 |

*(1) Includes settlement of lease guarantee obligation of $6 million in quarter ended April 30, 2007.*

*(2) Includes gains on sales of properties of $11.4 million in quarter ended April 30, 2007.*

## (13) SUBSEQUENT EVENTS

On December 10, 2008, the Board of Directors of the Company declared cash dividends of $0.2175 for each share of Common Stock and $0.24 for each share of Class A Common Stock. The dividends are payable on January 20, 2009 to stockholders of record on January 6, 2009. The Board of Directors also ratified the actions of the Company's compensation committee authorizing the awards of 170,900 shares of Common Stock and 63,200 shares of Class A Common Stock to certain key officers and directors of the Company effective January 2, 2009 pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $3.4 million will be charged to expense over the respective vesting periods.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. (the "Company") as of October 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urstadt Biddle Properties Inc. at October 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 9, 2009 expressed an unqualified opinion thereon.

New York, New York
January 9, 2009

PKF
Certified Public Accountants
A Professional Corporation

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

## Forward-Looking Statements

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those anticipated in the forward-looking statements.

## Executive Summary

The Company, a REIT, is a fully integrated, self-administered real estate company, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other real estate assets include office and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2008, the Company owned or had interests in 44 properties containing a total of 3.9 million square feet of GLA of which approximately 95% was leased.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases and focuses its investment activities on community and neighborhood shopping centers, anchored principally by regional supermarket chains. The Company believes, because of the need of consumers to purchase food and other staple goods and services generally available at supermarket-anchored shopping centers, that the nature of its investments provide for relatively stable revenue flows even during difficult economic times. The Company is experiencing and, in fiscal 2009, expects that it will continue to experience increased vacancy rates at some of its shopping centers and a lengthening in the time required for releasing of vacant space, as the current economic downturn continues to negatively affect retail companies. However, the Company believes it is well positioned to weather these difficulties. Notwithstanding the increase in vacancy rates at various properties, approximately 95% of the Company's portfolio remains leased. The Company has a strong capital structure with, by industry standards, a small amount of debt maturing in the next 12 months that the Company believes it can refinance or repay with available cash or borrowings under its credit facilities. The Company expects to continue to explore acquisition opportunities that might present themselves during this economic downturn consistent with its business strategy.

Primarily as a result of recent property acquisitions, the Company's financial data shows increases in total revenues and expenses from period to period.

The Company focuses on increasing cash flow, and consequently the value of its properties, and seeks continued growth through strategic re-leasing, renovations and expansion of its existing properties and selective acquisition of income producing properties, primarily neighborhood and community shopping centers in the northeastern part of the United States.

Key elements of the Company's growth strategies and operating policies are to:

- Acquire neighborhood and community shopping centers in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey
- Hold core properties for long-term investment and enhance their value through regular maintenance, periodic renovation and capital improvement
- Selectively dispose of non-core and underperforming properties and re-deploy the proceeds into properties located in the northeast region
- Increase property values by aggressively marketing available GLA and renewing existing leases
- Renovate, reconfigure or expand existing properties to meet the needs of existing or new tenants
- Negotiate and sign leases which provide for regular or fixed contractual increases to minimum rents
- Control property operating and administrative costs

## Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

*Revenue Recognition*

The Company records base rents on a straight-line basis over the term of each lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in tenant receivables on the accompanying balance sheets. Most leases contain provisions that require tenants to reimburse a pro-rata share of real estate taxes and certain common area expenses. Adjustments are also made throughout the year to tenant receivables and the related cost recovery income based upon the Company's best estimate of the final amounts to be billed and collected.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimates of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. It is also the Company's policy to maintain an allowance of approximately 10% of the deferred straight-line rents receivable balance for future tenant credit losses.

*Real Estate*

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The amounts to be capitalized as a result of an acquisition and the periods over which the assets are depreciated or amortized are determined based on estimates as to fair value and the allocation of various costs to the individual assets. The Company allocates the cost of an acquisition based upon the estimated fair value of the net assets acquired. The Company also estimates the fair value of intangibles related to its acquisitions. The valuation of the fair value of intangibles involves estimates related to market conditions, probability of lease renewals and the current market value of in-place leases. This market value is determined by considering factors such as the tenant's industry, location within the property and competition in the specific region in which the property operates. Differences in the amount attributed to the intangible assets can be significant based upon the assumptions made in calculating these estimates.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 30-40 years |
| Property Improvements | 10-20 years |
| Furniture/Fixtures | 3-10 years |
| Tenant Improvements | Shorter of lease term or their useful life |

*Asset Impairment*

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its rental properties is impaired at October 31, 2008.

## LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2008, the Company had unrestricted cash and cash equivalents of $1.7 million compared to $4.2 million at October 31, 2007. The Company's sources of liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Payments of expenses related to real estate operations, debt service, management and professional fees, and dividend requirements place demands on the Company's short-term liquidity.

*Cash Flows*

The Company expects to meet its short-term liquidity requirements primarily by generating net cash from the operations of its properties. The Company believes that its net cash provided by operations will be sufficient to fund its short-term liquidity requirements for fiscal 2009 and to meet its dividend requirements necessary to maintain its REIT status. In fiscal 2008, 2007 and 2006, net cash flow provided by operations amounted to $45.0 million, $49.3 million and $35.4 million, respectively. Cash dividends paid on common and preferred shares increased to $36.0 million in fiscal 2008 compared to $33.1 million in fiscal 2007 and $32.4 million in fiscal 2006.

The Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows which are expected to increase due to property acquisitions and growth in operating income in the existing portfolio and from other sources. The Company derives substantially all of its revenues from rents under existing leases at its properties. The Company's operating cash flow therefore depends on the rents that it is able to charge to its tenants, and the ability of its tenants to make rental payments. The Company believes that the nature of the properties in which it typically invests, primarily grocery-anchored neighborhood and community shopping centers, provides a more stable revenue flow in uncertain economic times, in that consumers still need to purchase basic staples and convenience items. However, even in the geographic areas in which the Company owns properties, general economic downturns may adversely impact the ability of the Company's tenants to make lease payments and the Company's ability to re-lease space as leases expire. In either of these cases, the Company's cash flow could be adversely affected.

*Net Cash Flows From:*

Operating Activities

Net cash flows provided by operating activities amounted to $45.0 million in fiscal 2008, compared to $49.3 million in fiscal 2007 and $35.4 million in fiscal 2006. The changes in operating cash flows were primarily due to increases in the net operating results generated from the Company's properties and operating cash flows from new properties acquired during those periods and, in 2007, the receipt of a $6 million settlement of a lease guarantee obligation.

Investing Activities

Net cash flows used in investing activities were $33.7 million in fiscal 2008, $19.5 million in fiscal 2007 and $20.1 million in fiscal 2006. The net cash flows in each of these years were principally due to the acquisition of properties consistent with the Company's strategic plan to acquire properties in the northeast. The Company acquired five properties in fiscal 2008, two properties in fiscal 2007 and three properties in fiscal 2006. In fiscal 2007, the Company also acquired the remaining limited partnership interest in its Eastchester property for $2.8 million. In fiscal 2007, the Company sold one property for $13.2 million. Sale proceeds were used to purchase an additional property in the northeast. The Company also invests in its properties and regularly pays for capital expenditures for property improvements, tenant costs and leasing commissions.

Financing Activities

The Company generated net cash from financing activities in fiscal 2008 primarily from the sale of 2,400,000 shares of 8.5% Series E Senior Cumulative Preferred Stock ("Series E Preferred Stock") in the net amount of $58.0 million. The Company redeemed all of the outstanding shares of 8.99% Series B Senior Cumulative Preferred Stock ("Series B Preferred Stock") for $15.0 million in fiscal 2008. The Company borrowed $18.1 million, $14.2 million, and $3.0 million from its revolving lines of credit in fiscal 2008, 2007 and 2006, respectively, primarily to finance property acquisitions and to repurchase Class A Common Stock. During the fiscal year ended 2008, 2007 and 2006, the Company repaid borrowings under its revolving lines of credit in the amount of $25.2 million, $2.0 million and $3.0 million, respectively. Net cash used in financing activities in each of the fiscal years 2008, 2007 and 2006 reflect distributions to its shareholders each year of $36.0 million in fiscal 2008, $33.1 million in fiscal 2007 and $32.4 million in fiscal 2006. Cash used in financing activities also included $9.0 million in fiscal 2008 and $317,000 in fiscal 2007 for the repurchase of the Company's shares of Class A Common Stock. Cash used in financing activities for required principal payments on mortgages totaled $1.7 million in fiscal 2008, $2.3 million in fiscal 2007 and $2.4 million in fiscal 2006. The Company repaid mortgages payable totaling $5.3 million in fiscal 2008, $5.7 million in fiscal 2007 and $5.0 million in fiscal 2006.

*Capital Resources*

The Company expects to fund its long-term liquidity requirements such as property acquisitions, repayment of indebtedness and capital expenditures through other long-term indebtedness (including indebtedness assumed in acquisitions), proceeds from sales of properties and/or the issuance of equity securities. The Company believes that these sources of capital will continue to be available to it in the future to fund its long-term capital needs; however, there are certain factors that may have a material adverse effect on its access to capital sources. The Company's ability to incur additional debt is dependent upon its existing leverage, the value of its unencumbered assets and borrowing limitations imposed by existing lenders. The Company's ability to raise funds through sales of equity securities is dependent on, among other things, general market conditions for REITs, market perceptions about the Company and its stock price in the market. The Company's ability to sell properties in the future to raise cash will be dependent upon market conditions at the time of sale.

*Financings and Debt*

During fiscal 2008, the Company sold 2,400,000 shares of Series E Preferred Stock for net proceeds of $58.0 million. The Series E Preferred Stock entitles the holders thereof to cumulative cash dividends payable quarterly in arrears at the rate of 8.5% per annum on the $25 per share liquidation preference. In conjunction with the sale of the Series E Preferred Stock, the Company redeemed all 150,000 shares of its Series B Preferred Stock, for the redemption price, as defined, in the amount of $15.0 million. The Company used a portion of the proceeds from the sale of the Series E Preferred Stock to repay variable rate debt and for property acquisitions.

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. Mortgage notes payable of $105.0 million consist principally of fixed rate mortgage loan indebtedness with a weighted average interest rate of 6.1% at October 31, 2008. The mortgage loans are secured by 11 properties with a net book value of $199 million and primarily have fixed rates of interest ranging from 5.09% to 7.78%. The Company made principal payments of $7.0 million (including the repayment of $5.3 million in mortgages that matured) in fiscal 2008 compared to $8.1 million (including the repayment of $5.7 million in mortgages that matured) in fiscal 2007 and $7.4 million (including the repayment of $5.0 million in mortgages that matured) in fiscal 2006. The Company may refinance its mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such refinancings can be achieved.

In fiscal 2007, the Company entered into an agreement with a bank to extend the non-recourse mortgage note payable on the Ridgeway Shopping Center in Stamford, Connecticut with an outstanding principal balance of approximately $52.5 million for a 10-year term and reset the fixed interest rate from 7.54% to 5.52% commencing October 1, 2007.

In February 2008, the Company entered into a new $50 Million Unsecured Revolving Credit Agreement (the "Unsecured Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The agreement gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Unsecured Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Unsecured Facility can be used for, among other things, acquisitions, working capital, capital expenditures, repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings bear interest at the Company's option of Eurodollar plus 0.85% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company pays an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Unsecured Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Unsecured Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. As of October 31, 2008, the Company was in compliance with such covenants in the Unsecured Facility and in the Secured Facility discussed below.

On April 15, 2008, the Company renewed its secured revolving credit facility with The Bank of New York Mellon (the "Secured Facility") which provides for borrowings of up to $30 million for an additional three years to April 2011. The Secured Facility is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at The Bank of New York Mellon's prime lending rate plus 0.50% or Eurodollar plus 1.75%. The Secured Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company pays an annual fee of 0.25% on the unused portion of the Secured Facility. The Secured Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes.

*Contractual Obligations*

The Company's contractual payment obligations as of October 31, 2008 were as follows (amounts in thousands):

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2009 | 2010 | 2011 | 2012 | 2013 | There-after |
| Mortgage notes payable | $104,954 | $17,182 | $6,607 | $13,291 | $5,154 | $4,449 | $58,271 |
| Tenant obligations* | 1,186 | 1,186 | — | — | — | — | — |
| Total Contractual Obligations | $106,140 | $18,368 | $6,607 | $13,291 | $5,154 | $4,449 | $58,271 |

*Committed tenant-related obligations based on executed leases as of October 31, 2008.

The Company has various standing or renewable service contracts with vendors related to its property management. In addition, the Company also has certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

*Off-Balance Sheet Arrangements*

During the years ended October 31, 2008 and 2007, the Company did not have any material off-balance sheet arrangements.

*Capital Expenditures*

The Company invests in its existing properties and regularly incurs capital expenditures in the ordinary course of business to maintain its properties. The Company believes that such expenditures enhance the competitiveness of its properties. In fiscal 2008, the Company paid approximately $8.7 million for property improvements, tenant improvement and leasing commission costs. The amounts of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. The Company expects to incur approximately $3.5 million for anticipated capital and tenant improvements and leasing costs in fiscal 2009. These expenditures are expected to be funded from operating cash flows or bank borrowings.

*Acquisitions and Significant Property Transactions*

The Company seeks to acquire properties which are primarily shopping centers located in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey.

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey (Waldwick) for $6.3 million, including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million, including closing costs.

In April 2008, the Company through a subsidiary, which is the sole general partner, acquired a 60% interest in UB Ironbound, LP, ("Ironbound"), a newly formed limited partnership that acquired by contribution a 101,000 square foot shopping center in Newark, New Jersey (Ferry Plaza), valued at $26.3 million, including transaction costs of approximately $297,000 and the assumption of an existing first mortgage loan on the property at its estimated fair value of $11.9 million at a fixed interest rate of 6.15%. The Company's net investment in Ironbound amounted to $8.6 million. The partnership agreement provides for the partners to receive an annual cash preference from available cash of the partnership. Any unpaid preferences accumulate and are paid from future available cash, if any. The general partner's cash preferences are paid after the limited partner's preferences are satisfied. The balance of available cash, if any, is distributed in accordance with the respective partners' interests. Upon liquidation, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partners' interests. The limited partner is not obligated to make any additional capital contributions to the partnership. Ironbound has a defined termination date of December 31, 2099.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million.

In May 2008, the Company paid a $750,000 deposit on a contract to purchase an equity interest in a joint venture which owns a 237,000 square foot shopping center in Westchester County, New York. In November 2008, the Company negotiated a termination of the contract and forfeited $150,000 of the contract deposit. The $150,000 plus capitalized acquisition costs in the amount of $66,000 have been expensed in the fiscal 2008 consolidated statement of income.

In October 2008, the Company paid a $500,000 deposit on a contract to purchase an office building in Greenwich, Connecticut. In November of 2008, the Company terminated the contract during the due diligence period and received its contract deposit back in December of 2008.

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut ("Monroe") for $3.8 million, including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza ("Emerson"), a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In August 2007, the Company purchased all of the limited partner operating partnership units (OPU's) in a consolidated partnership that owned The Shoppes at Eastchester, in Eastchester, New York for $2.8 million. Prior to the purchase, the Company was the sole general partner in the partnership. As a result of the purchase, the partnership terminated and the property is now directly owned by the Company.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, in Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. The former tenant's lease obligation was guaranteed through 2016 by a corporate guarantor previously affiliated with the former tenant. In February 2007, the Company executed a settlement agreement with the guarantor whereby the guarantor was released from its obligations in exchange for a payment to the Company of $6 million that was received in fiscal 2007.

In May 2007, the Company formed a limited liability company ("LLC") to acquire by contribution a 20% economic interest in a general partnership which owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties in Westchester County, New York into the LLC. As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2008. The Company has recorded the non-controlling member's share of the net assets of the LLC of $546,000 in minority interests in the accompanying October 31, 2008 consolidated balance sheet. The Company has, among other things, guaranteed a preferential return to the other member of the LLC of approximately $38,000 per annum.

In fiscal 2006, the Company acquired three retail properties totaling 50,000 square feet of GLA at an aggregate purchase price of $16.6 million.

***Sales of Properties***

In fiscal 2007, the Company sold its Tempe, Arizona property for a sale price of $13.2 million. The proceeds were used to complete the acquisition of the Emerson, New Jersey property. The Company recorded a gain on sale of approximately $11.4 million in fiscal 2007. There were no sales in fiscal 2008

## NON-CORE PROPERTIES

In a prior year, the Company's Board of Directors expanded and refined the strategic objectives of the Company to refocus its real estate portfolio into one of self-managed retail properties located in the northeast and authorized the sale of the Company's non-core properties in the normal course of business over a period of several years. The non-core properties consist of two distribution service facilities (both of which are located outside of the northeast region of the United States).

The Company intends to sell its remaining non-core properties as opportunities become available. The Company's ability to generate cash from asset sales is dependent upon market conditions and will be limited if market conditions make such sales unattractive. In fiscal 2007, the Company sold its Tempe, Arizona property, a non-core property, for $13.2 million and recorded a gain on sale of the property of $11.4 million. There were no sales of non-core properties in fiscal 2008. At October 31, 2008, the two remaining non-core properties have a net book value of approximately $630,000.

## FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") to be an additional measure of an equity REIT's operating performance. The Company reports FFO in addition to its net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance, such as gains (or losses) from sales of property and deprecation and amortization.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2008 (amounts in thousands).

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Net Income Applicable to Common and Class A Common Stockholders | $ 16,147 | $ 35,046 | $ 15,690 |
| Plus: Real property depreciation | 10,966 | 10,530 | 9,981 |
| Amortization of tenant improvements and allowances | 2,822 | 2,267 | 2,450 |
| Amortization of deferred leasing costs | 509 | 564 | 557 |
| Depreciation and amortization on discontinued operations | — | 40 | 170 |
| Less: Gains on sales of properties | — | (11,385) | — |
| Funds from Operations Applicable to Common and Class A Common Stockholders | $ 30,444 | $ 37,062 | $ 28,848 |
| Net Cash Provided by (Used in): | | | |
| Operating Activities | $ 44,997 | $ 49,307 | $ 35,429 |
| Investing Activities | $(33,694) | $(19,457) | $(20,129) |
| Financing Activities | $(13,857) | $(28,432) | $(38,994) |

FFO amounted to $30.4 million in fiscal 2008 compared to $37.1 million in fiscal 2007, compared to $28.8 million in fiscal 2006. The decrease in FFO in fiscal 2008, when compared with fiscal 2007, is attributable, among other things, to: a) the one-time receipt of a settlement of a lease guarantee obligation in the second quarter of fiscal 2007 in the amount of $6 million, b) an increase in general and administrative expenses, c) an increase in preferred stock dividends in fiscal 2008 as a result of the Company's $60 million preferred stock sale in March 2008, d) the one-time expense of offering costs, which were deferred by the Company, on the redemption of the Company's Series B Preferred Stock in the second quarter of fiscal 2008 and e) a decrease in other income; offset by f) an increase in operating income as a result of property acquisitions in fiscal 2007 and 2008 and g) a decrease in interest expense principally from the mortgage refinancing of one of the Company's properties at a lower interest rate in October 2007.

The increase in FFO in fiscal 2007 when compared with fiscal 2006 reflects an increase in operating income from properties owned during the period and property acquisitions in fiscal 2007 and fiscal 2006 and the receipt of $6 million from the settlement of a lease guarantee on a tenant space in The Dock shopping center in Stratford, Connecticut. See more detailed explanations which follow.

## RESULTS OF OPERATIONS

### Fiscal 2008 vs. Fiscal 2007

The following information summarizes the Company's results of operations for the year ended October 31, 2008 and 2007 (amounts in thousands):

| | Year Ended October 31, | | | | Change Attributable to: | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | Increase (Decrease) | % Change | Property Acquisitions | Properties Held In Both Periods |
| **Revenues** | | | | | | |
| Base rents | $61,008 | $57,260 | $3,748 | 6.5% | $2,276 | $ 1,472 |
| Recoveries from tenants | 18,938 | 17,660 | 1,278 | 7.2% | 620 | 658 |
| Mortgage interest and other | 849 | 845 | 4 | 0.5% | 2 | 2 |
| **Operating Expenses** | | | | | | |
| Property operating | 12,937 | 12,109 | 828 | 6.8% | 747 | 81 |
| Property taxes | 12,059 | 10,926 | 1,133 | 10.4% | 455 | 678 |
| Depreciation and amortization | 14,374 | 13,442 | 932 | 6.9% | 656 | 276 |
| General and administrative | 5,853 | 4,979 | 874 | 17.6% | n/a | n/a |
| **Non-Operating Income/Expense** | | | | | | |
| Interest expense | 7,012 | 7,773 | (761) | (9.8)% | 441 | (1,202) |
| Interest, dividends, and other investment income | 318 | 501 | (183) | (36.7)% | n/a | n/a |

**Revenues**
Base rents increased by 6.5% to $61.0 million in fiscal 2008 as compared with $57.3 million in the comparable period of 2007. The increase in base rentals during each period was attributable to:

**Property Acquisitions:**
In fiscal 2008, the Company purchased or acquired interests in five properties totaling 205,500 square feet of GLA (compared to two retail properties totaling 102,100 square feet of GLA acquired in fiscal 2007). These properties accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended 2008.

**Properties Held in Both Periods:**
The increase in base rents for properties held in both periods during the fiscal year ended October 31, 2008 compared to the same periods in fiscal 2007 reflects an increase in rental rates for in-place leases and new leases entered into over the periods offset by an increase in vacancies occurring during fiscal 2007 and fiscal 2008 at several of the Company's core properties. During fiscal 2008, the Company leased or renewed approximately 303,000 square feet (or approximately 8.0% of total property leasable area) at an approximate rental rate increase of 11%. At October 31, 2008, the Company's core properties were approximately 94% leased. The overall core property occupancy rate decreased from 95.4% at October 31, 2007 to 92.7% at October 31, 2008.

For the fiscal year ended 2008, recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $658,000 when compared to the same period in fiscal 2007. The increase was a result of an increase in property tax expense recoverable from tenants for the period when compared to the corresponding period of the prior year caused by an approximate 6.3% increase in property tax expense in properties held in both periods. Recoveries from tenants for common area maintenance were relatively unchanged in fiscal 2008 when compared with fiscal 2007.

The Company's single largest real estate investment is the Ridgeway Shopping Center located in Stamford, Connecticut (which is owned by a consolidated joint venture in which the Company has a 90% controlling interest). Ridgeway's revenues represented approximately $12.0 million or 15% of total revenues in fiscal 2008 compared to $11.0 million or 14.0% of total revenues in fiscal 2007. At October 31, 2008, the property was approximately 99% leased. No other property in the Company's portfolio comprised more than 10% of the Company's consolidated revenues in fiscal 2008.

*Operating Expenses*
Operating expense increases were a result of property acquisitions as discussed above and properties held in both periods as more fully discussed below:

Property operating expenses for properties held in both periods were relatively unchanged in the fiscal year ended October 31, 2008 when compared to fiscal 2007.

Property taxes for properties held in both periods increased by $678,000 or 6.3% in fiscal 2008 from higher real estate tax assessment rates at some of the Company's properties.

Depreciation and amortization expense increased as a result of depreciation on the two properties acquired in fiscal 2007 and the five properties purchased in fiscal 2008.

General and administrative expenses increased by $874,000 in fiscal 2008 compared fiscal 2007 primarily due to an increase in employee compensation costs, professional fees of $276,000 and employment placement fees of $79,000.

*Non-Operating Income/Expense*
Interest, dividends and other investment income decreased by $183,000 in fiscal 2008 compared to fiscal 2007. This decrease is a result of the use of available cash in 2008 primarily for property acquisitions as well as the repurchase of Class A Common Stock under the Company's Share Repurchase Program.

Interest expense decreased $761,000 in fiscal 2008 when compared to fiscal 2007 as a result of scheduled principal payments on mortgage notes, the refinancing of an approximately $53 million mortgage at the Company's Ridgeway property at a lower rate of interest in the fourth quarter of fiscal 2007 and the repayment of mortgage notes of $5.7 million during 2007.

Fiscal 2007 vs. Fiscal 2006

| | Year Ended October 31, | | Increase | % | Change Attributable to: | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | (Decrease) | Change | Property Acquisitions | Properties Held In Both Periods |
| **Revenues** | | | | | | |
| Base rents | $57,260 | $54,862 | $2,398 | 4.4% | $1,216 | $1,182 |
| Recoveries from tenants | 17,660 | 16,957 | 703 | 4.1% | 483 | 220 |
| Mortgage interest and other | 845 | 408 | 437 | 107.1% | 11 | 426 |
| **Operating Expenses** | | | | | | |
| Property operating | 12,109 | 11,666 | 443 | 3.8% | 253 | 190 |
| Property taxes | 10,926 | 10,262 | 664 | 6.5% | 270 | 394 |
| Depreciation and amortization | 13,442 | 13,073 | 369 | 2.8% | 407 | (38) |
| General and administrative | 4,979 | 4,981 | (2) | — | n/a | n/a |
| **Non-Operating Income/Expense** | | | | | | |
| Interest expense | 7,773 | 8,287 | (514) | (6.2)% | — | (514) |
| Interest, dividends, and other investment income | 501 | 950 | (449) | (47.3)% | n/a | n/a |

**Revenues**

Base rents increased by 4.4% to $57.3 million in fiscal 2007 as compared with $54.9 million in the comparable period of 2006. The increase in base rentals was attributable to the property acquisitions and properties held in both periods as discussed below.

**Property Acquisitions:**

In fiscal 2007, the Company acquired two properties totaling 102,100 square feet of GLA (compared with three properties totaling 50,000 square feet of GLA in fiscal 2006). These properties accounted for all of the revenue, operating expense, property tax, and depreciation and amortization changes attributable to property acquisitions during the fiscal year ended 2007.

**Properties Held in Both Periods:**

The increase in base rents for properties held during the fiscal year ended October 31, 2007 reflects an increase in rental rates for in-place leases over the period. In fiscal 2007, the Company leased or renewed approximately 553,000 square feet (or approximately 15% of total property leasable area). At October 31, 2007, the Company's core properties were approximately 96% leased. Overall core property occupancy rates increased from 93.3% at October 31, 2006 to 95.4% at October 31, 2007.

For the fiscal year ended 2007, recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $220,000 compared to the same period in fiscal 2006. This increase was a result of an increase in real estate tax recoveries caused by an approximate 4.0% increase in property tax expense in properties held in both periods and higher property tax recovery rates at certain properties. Recoveries from tenants for common area maintenance was unchanged in fiscal 2007 when compared with fiscal 2006.

During fiscal 2007, the Company executed a settlement agreement with the corporate guarantor of a former tenant's lease obligations whereby the guarantor was released from its obligations to the Company in exchange for a payment of $6 million. The payment and release of guaranty were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the payment was recorded as income from a settlement of lease guaranty obligation in the fiscal year ended October 31, 2007.

*Operating Expenses*

Operating expense increases were a result of property acquisitions as discussed above and properties held in both periods as more fully discussed below:

Property operating expenses for properties held in both periods increased $190,000 in the fiscal year ended October 31, 2007 primarily as a result of increased utility costs and repairs to utility systems, landscaping at some of the Company's properties, and parking area maintenance expenses.

Property taxes for properties held in both periods increased by $394,000 or 4.0% in fiscal 2007 from higher real estate tax assessment rates at the Company's properties.

There was relatively no change in depreciation and amortization for properties held in both periods for the fiscal year ended October 31, 2007 when compared to fiscal 2006.

General and administrative expenses were unchanged for the fiscal year ended October 31, 2007.

*Non-Operating Income/Expense*

Interest, dividends and other investment income decreased by $449,000 in the fiscal period ended October 31, 2007. The decrease in this component of income reflects the use of available cash in 2006 that was invested in highly liquid securities for the purchase of properties during fiscal 2006 and 2007.

Interest expense decreased by $514,000 in fiscal 2007 from scheduled principal payments on mortgage notes, the repayments of mortgage notes of $5,700,000 and $4,975,000 during fiscal 2007 and 2006, respectively, and a decrease in credit line facility fees after the termination of the Company's unsecured revolving bank credit line in June 2006.

## DISCONTINUED OPERATIONS

In fiscal 2007, the Company sold its Tempe, Arizona property for a sale price of $13.2 million. Accordingly, the operating results for this property were classified as discontinued operations in the accompanying consolidated statements of income for the year ended October 31, 2007 and 2006. In connection with the sale of the property, the Company recorded a gain on sale of approximately $11.4 million in fiscal 2007.

Revenues from discontinued operations were $320,000 and $747,000 for the years ended October 31, 2007 and 2006, respectively.

## INFLATION

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

## ENVIRONMENTAL MATTERS

Based upon management's ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company's properties that would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (a) the discovery of environmental conditions, which were previously unknown, (b) changes in law, (c) the conduct of tenants or (d) activities relating to properties in the vicinity of the Company's properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition and results of operations.

# Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2008. The Company's independent registered public accounting firm, PKF, has issued an attestation report regarding the Company's internal control over financial reporting, which report is included on the following page.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited Urstadt Biddle Properties Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Urstadt Biddle Properties Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; (3) that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Urstadt Biddle Properties Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Urstadt Biddle Properties Inc. as of October 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years then ended and our report dated January 9, 2009 expressed an unqualified opinion thereon.

New York, New York
January 9, 2009

PKF
Certified Public Accountants
A Professional Corporation

# Tax Status

The Company has elected to be treated as a real estate investment trust under the Internal Revenue Code. Thus, generally it will be subject to federal income taxes only on that part of its taxable income not distributed as dividends so long as 90% of such taxable income is distributed. The Company has distributed all of its taxable income for fiscal 2008 and, accordingly, no provision has been made for federal income taxes.

### Income Tax Information

The tax status for federal income tax purposes of the dividends paid by the Company during fiscal 2008 is as follows:

**Common and Class A Common Shares:**

| | | Common Share | | | Class A Common Share | |
|---|---|---|---|---|---|---|
| Dividend Payment Date | Gross Dividend Paid Per Share | Ordinary Income | Non-Taxable Portion | Gross Dividend Paid Per Share | Ordinary Income | Non-Taxable Portion |
| January 18, 2008 | $.2150 | $.159 | $.056 | $.2375 | $.175 | $.0625 |
| April 18, 2008 | $.2150 | $.159 | $.056 | $.2375 | $.175 | $.0625 |
| July 18, 2008 | $.2150 | $.159 | $.056 | $.2375 | $.175 | $.0625 |
| October 17, 2008 | $.2150 | $.159 | $.056 | $.2375 | $.175 | $.0625 |
| Total | $.86 | $.636 | $.224 | $.95 | $.700 | $.250 |

**Preferred Shares:***

| Dividend Payment Date | Series B Preferred Share | Series C Preferred Share | Series D Preferred Share | Series E Preferred Share |
|---|---|---|---|---|
| January 31, 2008 | $2.2475 | $2.1250 | $ .46875 | $ — |
| April 30, 2008 | $1.0488 | $2.1250 | $ .46875 | $ .28333 |
| July 31, 2008 | $ — | $2.1250 | $ .46875 | $ .53125 |
| October 31, 2008 | $ — | $2.1250 | $ .46875 | $ .53125 |
| Total | $3.2963 | $8.50 | $1.875 | $1.34583 |

**All dividends paid during 2008 on shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock were ordinary income for federal income tax purposes.*

# Market Price Ranges

The following sets forth, for the fiscal years ended October 31, 2008 and 2007, the low and high closing sales price per Common Share and Class A Common Share as quoted on The New York Stock Exchange.

Common Shares and Class A Common Shares trade on the New York Stock Exchange under the Symbols: "UBP" and "UBA."

| | **Fiscal 2008** Low – High | Fiscal 2007 Low – High |
|---|---|---|
| Common Shares: | | |
| First Quarter | **$13.69 – $18.38** | $16.70 – $18.25 |
| Second Quarter | **$14.10 – $17.84** | $17.02 – $18.46 |
| Third Quarter | **$14.76 – $18.14** | $16.35 – $18.45 |
| Fourth Quarter | **$12.91 – $18.41** | $16.15 – $18.31 |
| Class A Common Shares: | | |
| First Quarter | **$13.75 – $18.13** | $17.82 – $19.43 |
| Second Quarter | **$13.38 – $17.71** | $17.81 – $19.62 |
| Third Quarter | **$14.42 – $17.64** | $15.10 – $18.81 |
| Fourth Quarter | **$12.79 – $19.04** | $14.97 – $17.91 |

# Performance Graph

The following graph compares, for the five-year period beginning October 31, 2003 and ended October 31, 2008, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REIT Total Return Index (a peer group index) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Urstadt Biddle Properties Inc., The S&P 500 Index
And The FTSE NAREIT All Index



$250
$200
$150
$100
$50
$0
10/03
10/04
10/05
10/06
10/07
10/08
Urstadt Biddle Properties Inc.
Urstadt Biddle Properties Inc.—Class A
S&P 500
FTSE NAREIT All


*$100 invested on 10/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending October 31.

| | 10/03 | 10/04 | 10/05 | 10/06 | 10/07 | 10/08 |
|---|---|---|---|---|---|---|
| Urstadt Biddle Properties Inc. | 100.00 | 123.15 | 147.25 | 161.54 | 161.03 | 156.13 |
| Urstadt Biddle Properties Inc.—Class A | 100.00 | 125.67 | 136.66 | 166.15 | 152.06 | 154.24 |
| S&P 500 | 100.00 | 109.42 | 118.96 | 138.40 | 158.56 | 101.32 |
| FTSE NAREIT All | 100.00 | 128.52 | 146.63 | 198.77 | 192.96 | 116.12 |

The stock price performance shown on the graph is not necessarily indicative of future price performance.

# Certifications

Following the March 2008 annual meeting of shareholders, the annual certification of the Chief Executive Officer regarding compliance by the Company with the corporate governance listing standards of the New York Stock Exchange ("NYSE") was submitted without qualification to the NYSE. In addition, as required by the Sarbanes-Oxley Act of 2002, the Company filed with the Securities and Exchange Commission the CEO and CFO certifications regarding the quality of the Company's public disclosure as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended October 31, 2008.

# URSTADT BIDDLE PROPERTIES INC.

## DIRECTORS

CHARLES J. URSTADT
Chairman, Urstadt Biddle Properties Inc.

ROBERT R. DOUGLASS
Vice Chairman, Urstadt Biddle Properties Inc.
Of Counsel, Milbank, Tweed, Hadley and McCloy

WILLING L. BIDDLE
President, Urstadt Biddle Properties Inc.

E. VIRGIL CONWAY
Retired Chairman, New York State Metropolitan
Transportation Authority

PETER HERRICK
Retired Vice Chairman, The Bank of New York

GEORGE H.C. LAWRENCE
Chairman and Chief Executive Officer
Lawrence Properties

ROBERT J. MUELLER
Retired Senior Executive Vice President
The Bank of New York

CHARLES D. URSTADT
President
Urstadt Property Company, Inc.

GEORGE J. VOJTA
Retired Vice Chairman
Bankers Trust Company

KEVIN J. BANNON
Managing Director,
Highmount Capital LLC

## DIRECTORS EMERITI

GEORGE M. HUBBARD, JR.
JAMES O. YORK

## OFFICERS

CHARLES J. URSTADT
Chairman and Chief Executive Officer

WILLING L. BIDDLE
President and Chief Operating Officer

JOHN T. HAYES
Senior Vice President, Chief Financial Officer
and Treasurer

THOMAS D. MYERS
Senior Vice President, Chief Legal Officer and Secretary

JAMES M. ARIES
Senior Vice President, Acquisitions and Leasing

LINDA L. LACEY
Senior Vice President, Leasing

WAYNE W. WIRTH
Senior Vice President, Management

LUISA CAYCEDO-KIMURA
Vice President and Assistant Secretary

DIANE MIDOLLO
Vice President, Controller

STEPHAN RAPAGLIA
Vice President, Real Estate Counsel

ANDREW ALBRECHT
Assistant Vice President, Management

HEIDI R. BRAMANTE
Assistant Vice President and Assistant Controller

JOHN GRILLO
Assistant Vice President, Management

SUZANNE MOORE
Assistant Vice President, Billing

**Securities Traded**
New York Stock Exchange
Symbols: UBA, UBP, UBPPRC and UBPPRD
Stockholders of Record as of December 31, 2008:
Common Stock: 1,118 and Class A Common Stock: 1,121

**Annual Meeting**
The annual meeting of stockholders will be held
at 2:00 P.M. on March 5, 2009 at Doral Arrowwood,
Rye Brook, New York.

**Form 10-K**
A copy of the Company's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to the Secretary of the Company at its executive office.

**Shareholder Information and Dividend Reinvestment Plan**
Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, The Bank of New York Mellon, Shareowner Services Department, P.O. Box 11258, New York, NY 10286-1258 or by calling toll-free at 1-800-524-4458. The Company has a dividend reinvestment plan which provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Thomas D. Myers, Secretary, telephone (203) 863-8200.

**Investor Relations**
Investors desiring information about the Company can contact Athena Bludé, Investor Relations, telephone (203) 863-8200. Investors are also encouraged to visit our website at: www.ubproperties.com

**Independent Registered Public Accounting Firm**
PKF, Certified Public Accountants, A Professional Corporation

**General Counsel**
Baker & McKenzie LLP

**Internal Audit**
Berdon LLP, CPAs and Advisors

**Executive Office of the Company**
321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Web site: www.ubproperties.com

**Memberships**
National Association of Real Estate Investment Trusts, Inc.
(NAREIT)
International Council of Shopping Centers (ICSC)

*Emerson Shopping Plaza Emerson, New Jersey*



URSTADT BIDDLE
PROPERTIES INC.
321 RAILROAD AVENUE
GREENWICH, CONNECTICUT 06830

END